Exhibit 4.4

SALT BLOCKCHAIN INC.

DESCRIPTION OF SECURITIES

The Salt Token of Salt Blockchain Inc. (“Salt” or the “Company”) is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The summary of the general terms and provisions of the Company’s Salt Token set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Amended and Restated Articles of Incorporation (as amended, the “Articles”) and Second Amended and Restated Bylaws (the “Bylaws,” and together with the Articles, the “Charter Documents”), each of which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Delaware General Corporation Law (as amended from time to time, the “DGCL”).

Description of the Salt Token

General. We have developed and released our own digital asset, the Salt Token, which is an ERC-20 digital asset token issued on the Ethereum blockchain. The Salt Token is designed for use within Salt’s proprietary software technology platform (the “Platform”) and can be redeemed by borrowers of Salt’s loan products for certain benefits. Currently, Salt Tokens can be redeemed in connection with loans originated through the Platform for the following purposes: (i) to obtain a reduced interest rate on a loan; (ii) to repay outstanding interest on a loan; (iii) to pay loan fees, and (iv) to partially collateralize a loan. We currently recognize an equivalent value of $0.15 per Salt Token for such uses on the Platform, which represents the 60 day moving average price of Salt Tokens on the Bittrex exchange during the 60-day period prior to delisting of the Salt Tokens. In the future, we may choose to accept Salt Tokens at a variable market price if a reliable market price can be established, such as on a registered securities exchange. Salt Tokens should not be viewed as analogous to more traditional securities (i.e. capital stock, debt securities, warrants, etc.), as the Salt Tokens currently lack the traditional features of such securities.

As of May 31, 2022, there are approximately 19.5 million Salt Tokens held on the Platform by users, including 1.1 million Salt Tokens held as collateral for active loans. As of May 31, 2022, we estimate that approximately 53.7 million Salt Tokens are held by third parties off Platform, but we are unable to confirm the identity of the owners or accessibility of such Salt Tokens. As of May 31, 2022, we hold 46.8 million Salt Tokens in treasury and expect this amount to increase as Salt Tokens are redeemed through the Platform. We have the ability to permanently retire and terminate Salt Tokens held in treasury, which would reduce the maximum amount of tokens available and could impact the price of outstanding Salt Tokens.

Voting, Dividend, Liquidation, and Other Rights and Preferences. Salt Tokens are not capital stock, and do not currently provide holders with any type of (i) dividend rights; (ii) equity or debt conversion; (iii) sinking fund provisions; (iv) redemption provisions; (v) voting rights; (vi) liquidation rights; (vii) preemption rights, or otherwise afford holders of Salt Tokens rights similar to those normally afforded to holders of equity securities. Additionally, Salt Tokens holders have no right to any specific software now existing or that Salt may develop in the future. The use of Salt Tokens are currently governed by the Salt Token Terms & Conditions.

Listing. Salt Tokens are not listed on, nor have been accepted to be listed on, any securities exchanges. Salt Tokens may however be traded on third party unregulated cryptocurrency exchanges or other trading platforms without our permission or consent. Such exchanges may allow holders of Salt Tokens to trade and transact in Salt Tokens without our approval. Because such trading is without our approval, we do not monitor the trading on such exchanges or otherwise make any warranty, representation, or guarantee with respect to trades conducted on such platforms. Pricing risks occur for a purchaser as the value of Salt Tokens may change based on third party exchange activity. Due to the lack of reliable third-party exchanges listing the Salt Token, we do not believe there is a reliable market price.

Since we have not registered for sale or resale of Salt Tokens as a security pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Salt Tokens are restricted securities, and we have no agreement with any Salt Token holder to register under the Securities Act for sale of our Salt Tokens. Therefore, Salt Tokens may only be transferred pursuant to an exemption under the Securities Act, and holders of Salt Tokens may not be able to transfer the Salt Tokens or otherwise exchange them for fiat or digital assets for the foreseeable future.

Salt Token Technical Specifications. The Salt Token is an ERC-20 token created with specifications for the Ethereum blockchain. When initially released an internal ledger was maintained by Salt to track the number of units each member owned, and those balances were systematically moved to a member address on the Ethereum blockchain. Salt Token ownership is now based on Ethereum “wallet” addresses comparable to other ERC-20 tokens. We can track ownership of Salt Tokens stored in wallets on the Platform via Know-Your-Customer procedures, however when Salt Tokens are removed from our Platform, Salt no longer has the ability to maintain knowledge of ownership. All transactions of the Salt Token are made on the Ethereum blockchain. The Salt Token allows fractions of a token, down to 8 decimal places.